UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Blueknight Energy Partners, L.P.

(Name of Issuer)

Series A Preferred Units representing limited partnership interests

(Title of Class of Securities)

09625U208

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09625U208	13G	Page 2 of 10 Pages

1	Name of Reporting Person Blueknight Energy Holding, Inc.
2	Check the Appropriate Box if a Member of a Group (a): ☑ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person CO

CUSIP No. 09625U208	13G	Page 3 of 10 Pages

1	Name of Reporting Person Vitol Refining Group B.V.
2	Check the Appropriate Box if a Member of a Group (a): ☑ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Rotterdam, the Netherlands

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person OO

CUSIP No. 09625U208	13G	Page 4 of 10 Pages

1	Name of Reporting Person Vitol Holding B.V.
2	Check the Appropriate Box if a Member of a Group (a): ☑ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Rotterdam, the Netherlands

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person OO

CUSIP No. 09625U208	13G	Page 5 of 10 Pages

1	Name of Reporting Person Vitol Holding II SA
2	Check the Appropriate Box if a Member of a Group (a): ☑ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person OO

CUSIP No. 09625U208	13G	Page 6 of 10 Pages

1	Name of Reporting Person Benjamin L. Marshall
2	Check the Appropriate Box if a Member of a Group (a): ☑ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person IN

CUSIP No. 09625U208	13G	Page 7 of 10 Pages

1	Name of Reporting Person Richard J. Evans
2	Check the Appropriate Box if a Member of a Group (a): ☑ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person IN

CUSIP No. 09625U208	13G	Page 8 of 10 Pages

Item 1(a).	NAME OF ISSUER

This Amendment No. 2 to Schedule 13G (“Amendment No. 2”) amends and supplements the statement on Schedule 13G originally filed with the Securities and Exchange Commission on September 27, 2016, as amended to date (the “Prior Filing”), and relates to Series A preferred units representing limited partnership interests (“Series A Preferred Units) in Blueknight Energy Partners, L.P., a Delaware limited partnership (the “Issuer”).

The Prior Filing continues in effect, except as expressly modified hereby. Capitalized terms used in this Amendment No. 2 that are not defined herein, but that are defined in the Prior Filing, shall have the meanings ascribed to them in the Prior Filing.

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

The principal executive offices of the Issuer are located at 6060 American Plaza, Suite 600, Tulsa, Oklahoma 74135.

Item 2(a).	NAME OF PERSON FILING

This Schedule 13G is being filed jointly by Blueknight Energy Holding, Inc., Vitol Refining Group B.V., Vitol Holding B.V., Vitol Holding II S.A, Benjamin L. Marshall and Richard J. Evans, pursuant to an Agreement of Joint Filing attached hereto as Exhibit A. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13G held by any other person.

The board of directors of BEHI has voting and dispositive power over the reported securities. The board of directors of BEHI consists of Benjamin L. Marshall and Richard J. Evans, who may be deemed to have voting and dispositive power with respect to and beneficially own the shares held by BEHI as a result of their position on the board of directors; provided, however, that neither of Messrs. Marshall and Evans have voting or dispositive power over these shares in their respective individual capacity. Mr. Marshall replaced Mr. Miguel A. Loya on BEHI‘s board of directors following Mr. Loya’s retirement.

BEHI is controlled by and wholly owned by Vitol Refining Group B.V. (“Refining”). Refining is controlled by and wholly owned by Vitol Holding B.V. (“Holding”). Holding is controlled by and wholly owned by Vitol Holding II SA (“Holding II” and, together with Messrs. Marshall and Evans, BEHI, Refining and Holding, the “Reporting Persons”). Accordingly, each of Refining, Holding and Holding II may be deemed to share voting and dispositive power over the reported securities of BEHI; thus, each of Refining, Holding and Holding II may also be deemed to be the beneficial owner of the reported securities of BEHI. Each of Messrs. Marshall and Evans, Refining, Holding and Holding II disclaims beneficial ownership of the reported securities of BEHI in excess of its or his pecuniary interest in the securities.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business office of BEHI and Messrs. Marshall and Evans is 2925 Richmond Ave., 11th Floor, Houston, Texas 77098. The address of the principal business office of each of Refining and Holding is K.P. van der Mandelelaan 130, 3062 MB Rotterdam, the Netherlands. The address of the principal business office of Holding II is 5 rue Goethe, 1637 Luxembourg.

Item 2(c).	CITIZENSHIP

BEHI is a corporation organized under the laws of the State of Delaware. Each of Refining and Holding is a private company with limited liability incorporated under the laws of the Netherlands. Holding II is a public limited company incorporated under the laws of Luxembourg. Messrs. Marshall and Evans are each United States citizens.

CUSIP No. 09625U208	13G	Page 9 of 10 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES

Series A preferred units representing limited partner interests

Item 2(e).	CUSIP NUMBER

09625U208

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

Item 4.	OWNERSHIP.

Item 4 is hereby supplemented as follows:

On September 14, 2020, Ergon Asphalt & Emulsions, Inc., a Mississippi corporation (“EA&E”), entered into a Unit Purchase Agreement with BEHI to acquire 2,488,789 Series A Preferred Units for a cash purchase price of $5.46 per Series A Preferred Unit. The transactions contemplated by the Unit Purchase Agreement were completed on September 14, 2020. Following the consummation of the transactions, the Reporting Persons no longer have beneficial ownership of any Series A Preferred Units of the Issuer.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

Exhibits.

Exhibit A	Joint Filing Agreement dated February 16, 2021, by and among the Reporting Persons.

CUSIP No. 09625U208	13G	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2021

BLUEKNIGHT ENERGY HOLDING, INC.

/s/ Benjamin L. Marshall
Name: Benjamin L. Marshall
Title: President

VITOL REFINING GROUP B.V.

/s/ Andries P. Eeltink
Name: Andries P. Eeltink
Title: Managing Director

VITOL HOLDING B.V.

/s/ Andries P. Eeltink
Name: Andries P. Eeltink
Title: Director

/s/ Valentine J. Douglas
Name: Valentine J. Douglas
Title: Director

VITOL HOLDING II SA

/s/ Gérard Delsad
Name: Gérard Delsad
Title: A Member of the Executive Board

/s/ Aurélien Vasseur
Name: Aurélien Vasseur
Title: B Member of the Executive Board

/s/ Benjamin L. Marshall
Name: Benjamin L. Marshall

/s/ Richard J. Evans
Name: Richard J. Evans